Form 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549

                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934


                           For the month of April 2005
                        Commission File Number: 001-06439


                                SONY CORPORATION
                 (Translation of registrant's name into English)

             7-35 KITASHINAGAWA 6-CHOME, SHINAGAWA-KU, TOKYO, JAPAN

                    (Address of principal executive offices)

          The registrant files annual reports under cover of Form 20-F.



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

                  Form 20-F  X                   Form 40-F __


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______




                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                            SONY CORPORATION
                                                              (Registrant)


                                         By:  /s/  Katsumi Ihara
                                                 (Signature)

                                             Katsumi Ihara
                                             Executive Deputy President,
                                             Group Chief Strategy Officer and
                                             Chief Financial Officer

Date: April 15, 2005

List of materials

Documents attached hereto:

i)   Press release announcing Sony Ericsson First Quarter Results


                                                                  April 15, 2005

Sony Ericsson reports First Quarter Results

Tokyo and Stockholm, April 15 -- Sony and Ericsson today announced the consolidated financial summary for the first quarter ended March 31, 2005 of Sony Ericsson Mobile Communications AB (Sony Ericsson), the 50:50 joint venture of Sony and Ericsson.

                                                     Q1 2004   Q4 2004   Q1 2005
Numbers of units shipped (million)                       8.8      12.6       9.4

Sales (EURO m.)                                         1338      2005      1289

Income before taxes (EURO m.)                             97       140        70

Net income (EURO m.)                                      82        55        32

* Q4 2004 and Q1 2005 IBT includes consolidation of BMC and Net Income includes deduction of minority interest in BMC1

** Q4 2004 Net Income includes a negative effect of a valuation allowance on deferred tax assets of Euro 45 million

Units shipped in the quarter reached 9.4 million, a 7% increase compared to the same period last year. Sales for the quarter were Euro 1,289 million, representing a year on year decrease of 4%. Income before taxes was Euro 70 million and net income was Euro 32 million, which represent year on year decreases of Euro 27 million and Euro 50 million respectively.

In line with expectation, market growth was moderate during the quarter. As a result of more normal seasonality the market declined sequentially. The Western European market declined slightly and witnessed a shift to pre-paid products, while general inventory build up in the sales channels during Q4 spilling over into the first quarter created a more competitive market environment than a year ago.

Sony Ericsson's decrease in average selling price (ASP) was partly due to the general market conditions outlined above, but also because the product line-up was mature and few new products were launched during the period. The company continued investment in product portfolio and brand development, while maintaining gross margins.

"The exciting and innovative products we announced during the first quarter have been well received and will give us a stronger portfolio during the rest of the year," said Miles Flint, President of Sony Ericsson. "We believe there is good growth potential in the market, both from new subscribers and from consumers who are upgrading their mobile phones, so the increased investments we are making now will build our brand and strengthen our product portfolio so we can continue to excite consumers."

During the quarter Sony Ericsson announced a large number of new products including two new 3G UMTS phones, the company's first 2 megapixel auto focus camera phones and a new Walkman(R) branded music phone as well as several other phones and accessories that will roll out during Q2 and Q3. Sony Ericsson started shipping the T290 and K300, the S710 in the United States plus the A1404S for KDDI and the NTT DoCoMo premini-II in Japan. The company also activated a major global sports sponsorship deal with the Women's Tennis Association Tour during the period, which was renamed the Sony Ericsson WTA Tour.


1. On June 30 2004, Sony Ericsson announced it had increased its equity stake in a Chinese factory, Beijing Ericsson Putian Mobile Communications Co. Ltd. (BMC) to 51%, taking over majority ownership of the facility from Ericsson. BMC operations have been fully consolidated into Sony Ericsson from the second quarter 2004 which had a positive effect on the company results. The name of the factory has been changed to Beijing SE Putian Mobile Communications Co. Ltd
(BMC).

2. Walkman(R) is the registered trademark of the Sony Corporation.


Sony Ericsson Mobile Communications serves the global communications market with innovative and feature-rich mobile phones, accessories, PC-cards and M2M solutions. Established as a joint venture by Ericsson and Sony in 2001, with headquarters in London, the company employs approximately 5,000 people worldwide, including R&D sites in Europe, Japan, China and America. For more information, please visit www.SonyEricsson.com

CONTACTS:

Investors/Analysts
Ericsson Investor Relations
Gary Pinkham, Vice President                       +46 8 719 0000

Sony Investor Relations
Yukio Ozawa, Vice President (Tokyo)                +81 3 5448 2180
Chris Hohman, Senior Manager (London)              +44 20 7444 9711

Press/Media
Ericsson External Relations
Pia Gideon, Vice President                         +46 8 719 2864

Sony Corporate Communications
Koji Kurata (Tokyo)                                +81 3 5448 2200

Sony Ericsson Corporate Communications
Aldo Liguori, Corporate Vice President (London)    +44 208 762 5860
Merran Wrigley, Manager (London)                   +44 208 762 5862
Peter Bodor, Manager, (Sweden)                     +46 702 484372

This press release contains forward-looking statements that involve inherent risks and uncertainties. We have identified certain important factors that may cause actual results to differ materially from those contained in such forward-looking statements. For a detailed description of risk factors see Sony's and Ericsson's filings with the US Securities and Exchange Commission, particularly each company's latest published Annual Report on Form 20-F.